5-1-02

FORM 6-K



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer



02033178

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

Pechiney
(Translation of Registrant's Name Into English)

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: A press release dated May 2, 2002 announcing first quarter results of 2002.

May 2, 2002



First Quarter Results 2002

For the first quarter of 2002, Pechiney announces earnings from operations of € 104 million, stable compared with the fourth quarter of 2001 and down 37% from the first quarter of 2001.

Major events of the period

Continuous Improvement: At the end of the first quarter of 2002, cumulative gains from the Pechiney Continuous Improvement System represented € 39 million, in line with a three-year objective of € 450 million.

Aluminum Conversion: Earnings from operations swung back to a profit, in spite of continued difficult market conditions. The first signs of recovery appeared in the United States at the end of the quarter.

AP50 Project: Pechiney reached an agreement with Eskom of South Africa in respect of an energy supply contract, a major step forward in the first aluminum smelter project using AP50 technology, which is expected to come on stream in 2005.

Subsequent events

Issue of "Océanes": At the beginning of April, Pechiney issued € 595 million in bonds convertible into new shares and/or exchangeable for existing shares (issue price € 75.25, coupon of 1.25%). This operation is designed to refinance the Group's current debt by extending maturity and reducing the cost.

Increased capacity at Tomago: Pechiney and its partners in the Tomago aluminum smelter in Australia approved a project to expand capacity from 460,000 metric tons to 530,000 metric tons by 2006.

Commentary and prospects

Following the group's 2002 first quarter results, Jean-Pierre Rodier stated: *" We are proud to be able to reveal today the first results of the Pechiney Continuous Improvement System, the prime objective of all the Group's teams. Together with our policy of investment in growth, the Pechiney Continuous Improvement System introduces major change at Pechiney. At the end of a first quarter marked as expected by a difficult environment, the Group's good operating performance, combined with the first signs of industrial recovery now observed in the United States, confirms our objective of stable earnings from operations in 2002, assuming a realised aluminum price and dollar parity of respectively 1,450$/t and 0.90 euro per dollar for the remainder of the year."*

Analysis of results

Statement of income (French GAAP)

Millions of euros

Results	Q1 01	Q4 01	Q1 02
Net sales	2,817	2,679	2,814
Earnings from operations	**166**	**104**	**104**
Restructuring expense, other (expense) income	8	(57)	(16)
Financial expense, net	(16)	(16)	(11)
Income tax expense	(48)	(16)	(28)
Equity in net earnings of affiliates	1	8	1
Minority interests	(9)	(6)	(4)
Net Income before goodwill	**102**	**17**	**46**
Goodwill amortisation	(6)	(9)	(9)
Net Income	**96**	**8**	**37**
Per common share "A" (euro)	1.20	0.09	0.47
Adj. net inc. per share* bef. GW	1.22	0.79	0.74
Adj. net income per share*	1.15	0.68	0.62

(*) Published net income per share excluding the impact, after taxes, of restructuring expense and other (expense) income.

In the first quarter of 2002, net income totaled € 37 million versus € 96 million in the first quarter of 2001. Adjusted net income per share(*) after amortization of goodwill was € 0.62 compared with € 1.15 in the first quarter of 2001 (-46%). In the fourth quarter of 2001, it amounted to € 0.68.

Earnings from operations during the period totaled € 104 million, stable with reference to the fourth quarter of 2001, and down 37% from the first quarter of 2001.

In the primary aluminum market, the average price of aluminum on the LME in the first quarter of 2002 totaled 1,354 $/metric ton, close to $20 less than in the fourth quarter of 2001, and almost $200 less per metric ton compared with the first quarter of 2001, reflecting decreased demand throughout 2001. This decline was accentuated by a drop in form and geographic premiums, particularly in Europe.

In aluminum conversion, the situation remained difficult in the United States and Europe, with a significant downturn in the aerospace market. Nevertheless, the canstock and automotive markets remained buoyant in Europe and the first signs of recovery were observed at the end of the quarter in the United States with an upswing in demand for standard rolled products.

In the quarter, the packaging sector operated in a difficult environment, marked by a decrease in demand, in the luxury and beauty markets, offset in particular by lower raw materials costs.

Principal indicators

	Q1 2001	Q4 2001	Q1 2002
Average euro/U.S. dollar	0.92	0.90	0.88
LME average price ($/t)	1.562	1.337	1.395
Realised average price ($/t)	1.550	1.373	1.354

Net Sales
(Millions of euros)


2900
2800
2700
2600
2500
2400
2300
2200
2100
2000
2817
2806
2752
2679
2814
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02

Earnings from Operations
(Millions of euros)


180
160
140
120
100
80
60
40
20
0
166
142
137
104
104
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02

Highlights

In addition to the agreement reached with the South African company Eskom to supply electricity for an AP50 aluminum smelter in the Coega industrial development zone near Port Elizabeth in South Africa, Pechiney announced two acquisitions during the quarter:

- **Alufin GmbH (Germany)**, specialized in the production of tabular alumina mainly used in high-performance refractories, which has a production capacity of 18,000 metric tons per year, capable of being doubled in the short term. By combining the know-how of Alufin and Pechiney, the Group will be able to offer expertise and an increased capacity to innovate, thereby strengthening its leading position in the European market for specialty alumina.

- **Phoenix Healthcare Products (United States)**, specialized in flexible packaging for the healthcare sector, markets an extremely diversified range of products, including packaging for surgical gloves, hospital gowns, catheters, syringes and bandages. This acquisition is a further example of Pechiney's strategy to strengthen its position in specialty flexible packaging markets with high value added.

Operating results

At € 2,814 million, **consolidated net sales** in the quarter were stable compared with the first quarter of 2001. On a comparable basis, they declined 3%.

Earnings from operations in the first quarter totaled €104 million, down 37% from the first quarter of 2001. They were stable compared with the previous quarter.

The determining factors compared to the first quarter of 2001 were as follows.

- **Primary Aluminum** was affected by a decrease in the average price of aluminum on the LME and in form and geographic premiums. The termination of the Alma and Nalco contracts also had a negative impact on sales of technology. The consolidation of the additional equity interest acquired in Tomago in October 2001 only partially offset these negative elements.
- During the quarter, **Aluminum Conversion** activities were confronted with a downturn (less severe than anticipated in Europe) in the aerospace market and a low level of demand in its main markets (with the notable exception of the canstock and automotive segments in which demand was sustained). In the United States, increased volume in standard rolled products and greater equipment efficiency offset the erosion of the aerospace market and the consequent deterioration of the product mix.
- **Packaging** made up for the decline in business, particularly in the deluxe and beauty markets, as it applied good cost management throughout the sector (generalization of the Pechiney Continuous Improvement System) and benefited from a noticeable decrease in raw materials prices.

Net Sales

Millions of euros	Q1 2001	Q4 2001	Q1 2002
Primary Aluminum	489	448	414
Aluminum Conversion	690	615	678
Packaging	590	622	615
Ferroalloys	94	89	74
Net sales from industrial operations	**1.863**	**1.774**	**1.781**
International Trade	954	905	1.033
Total	**2.817**	**2.679**	**2.814**

Earnings from Operations

Millions of euros	Q1 2001	Q4 2001	Q1 2002
Primary Aluminum	136	72	70
Aluminum Conversion	9	(9)	5
Packaging	32	35	33
Ferroalloys	1	6	(2)
International Trade	10	24	19
Holdings	(22)	(24)	(21)
Total	**166**	**104**	**104**

Segment breakdown

Primary Aluminum (Aluminum Metal & Bauxite, Alumina)

At € 70 million, earnings from operations in the first *quarter of 2002 decreased 49% from the same period in* 2001. This decline was mainly due to the combined decrease in the price of aluminum, alumina and geographic and form premiums. In addition, the termination of the Alma and Nalco contracts had a *negative impact* on the activities of ECL (Electricité Charpente Levage).
These negative effects were partly offset by the consolidation of the additional equity interest acquired in Tomago in October 2001.
Compared with the fourth quarter of 2001, *earnings* from operations were down slightly by € 2 million.

Aluminum Conversion

In Aluminum Conversion, the operating results of the first quarter of 2002 included the contribution of Workington and Eurofoil acquired in 2001.

Earnings from operations reported by **European activities** went from € 26 million in the first quarter of 2001 to € 16 million in the same period in 2002. In the fourth quarter of 2001, earnings from operations totaled € 3 million.

In the majority of European aluminum conversion markets, the environment remained unfavorable, with a *significant downturn in the aerospace market, resulting in* lower sales volume in most sectors compared with the first quarter of 2001. Conversely, the canstock business benefited from sustained demand, as aluminum appears to be carving out a bigger share of this market. In the *automotive market, sales volume remained stable in* tonnage, but the business benefited from an improved product mix, with a growing share of automotive body parts to the detriment of other, lower value added equipment. In most markets, conversion margins were maintained at a good level throughout the quarter.

Compared with the fourth quarter of 2001, the downturn in the aerospace market was offset by higher sales volume in the canstock, automotive and foil and thin foil markets. In addition, the fourth quarter of 2001 had been marked by a certain number of non-recurring charges (particularly inventory write-downs).

In the United States, business benefited from higher sales volume, linked to the bankruptcy of a major competitor and to an upswing in demand for standard rolled products at the end of the quarter. Nevertheless, the decline in shipments to the aerospace market combined with the increase in the volume of standard rolled products led to a slight erosion of the plant's product mix.

Compared with the beginning of 2001, this rise in sales volume, due to the improvement and then the stabilization of manufacturing performance at Ravenswood, was accompanied by a significant reduction in production costs linked to greater equipment efficiency and to lower energy prices.

In the first quarter of 2002, Ravenswood reported an operating loss of € 11 million versus a loss of € 17 million in the first quarter of 2001 and of € 12 million in the fourth quarter of 2001.

Packaging

In Packaging, earnings from operations totaled € 33 million versus € 32 million in the first quarter of 2001 and € 35 million in the fourth quarter of 2001. This slight 3.1% increase over the first quarter of 2001 did not, however, compromise the announced annual objective of a 20% increase in earnings from operations in the packaging sector (excluding the contribution of acquisitions made after January 1, 2002).

The general decrease in sales volume observed during the quarter compared with the first quarter of 2001, particularly in the luxury and beauty markets, was linked, on the one hand, to a drop in user consumption of this type of product, and on the other, to destocking at certain major customers.

This difficult environment was counterbalanced by three main factors:

- lower raw materials prices, with a significant positive impact on operating results in Plastic Packaging;

- improved production costs reflecting the introduction of Pechiney Continuous Improvement System workshops, mainly in Plastic Packaging in the United States and at Techpack International;
- the positive impact of changes in consolidation, particularly with the consolidation of Soplaril.

Compared with the fourth quarter of 2001, earnings from operations decreased by € 2 million, mainly owing to a slight downturn in business in most divisions, linked to the combined effect of a decline in demand in certain markets and a seasonal effect in others.

Other Activities

In **Ferroalloys and other activities**, earnings from operations were down € 3 million from the first quarter of 2001. This decline reflected an unfavorable environment in the silicon market with reference to prices and sales volume, combined with a rise in raw materials costs. The discontinuing of primary magnesium production at the Marignac plant and the deconsolidation of the units transferred in the joint venture with SKW had a positive impact of approximately € 4 million compared with the first quarter of 2001.

In **International Trade**, earnings from operations increased by € 9 million over the first quarter of 2001, rising from € 10 million to € 19 million.
This increase was mainly the result of good performance in trading, which had disappointing results in the first quarter of 2001. Compared with the fourth quarter of 2001, the € 5 million decrease in earnings from operations was due to a decline in alumina trading in comparison with the particularly good results reported at the end of 2001. Distribution and agency activities followed the same trend as at the end of 2001.

Other statement of income items

In the first quarter of 2002, **income from operations** totaled € 88 million versus € 174 million in the first quarter of 2001. In 2001, this item included € 31 million in non-recurring income.

Note should be made that, subsequent to the adoption of a new presentation of the statement of income, amortization of goodwill is no longer included in income from operations and is now presented just before net income. Income from operations in the first quarter of 2001 was therefore restated.

Current and deferred income taxes represented a charge of € 28 million, or 36.4% of pretax income. For 2002, the Group envisages a tax rate of approximately 35%.

Financial structure

As of March 31, 2002, **net indebtedness** totaled € 1,319 million. Compared with shareholders' equity and minority interests of € 3,508 million, the debt-to-equity ratio was 0.38 versus 0.42 as of December 31, 2001.

As of March 31, 2002, the total number of outstanding shares was 82,489,740, of which 3,554,664 were owned by the Company.

Prospects

At the end of a difficult first quarter, the Group remains confident that it will attain its objective of stable earnings from operations in 2002. This forecast, based on the Group's good operating performance, is also encouraged by the first signs of industrial recovery which have been observed in the United States, while the economic environment remains generally lackluster in Europe.

Calendar

Payment of dividend:	May 7. 2002
Pechiney Investor Day (London):	June 18. 2002
Next consensus survey:	July 2. 2002
First half results:	July 25. 2002

Information in this press release relating to the Group's future earnings should be considered as simple forecasts.
The risks to which the Group is exposed, in particular the strong competitive pressure on its principal markets, the possibility of labor unrest, dependence of certain sectors on principal customers and fluctuations in LME prices and U.S. dollar exchange rates, may have a significant impact on the Group's actual results

Investor Relations Contacts:
Charles L. Ranunkel Tel: 33 1 56 28 25 07
Catherine Paupelin Tel: 33 1 56 28 25 08
Jérôme Gaudry Tel: 33 1 56 28 25 23
Fax 33 1 56 28 33 38

PECHINEY
7, place du Chancelier Adenauer
75116 Paris
e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

Press Contacts :

Chrystèle Ivins : Tél. : 33 1 56 28 24 18
chrystele.ivins@pechiney.com

Stephan Giraud : Tél. : 33 1 56 28 24 19
stephan.giraud@pechiney.com

Appendix

Comparison with American accounting standards (US GAAP)

Statement of Income Q1 2002

Millions of euros	French GAAP	FAS 133 Impact	FAS 142 Impact	US GAAP
Net Sales	2,814	(4)	-	2,810
Earnings from operations	**104**	**21**	-	**125**
Restructuring expense, other (expense) income	(16)	-	-	(16)
Income from operations	**88**	**21**	-	**109**
Financial expense, net	(11)	-	-	(11)
Income tax benefit (expense)	(28)	(7)	-	(35)
Equity in net earnings of affiliates	1	2	-	3
Minority interests	(4)	0	-	(4)
Goodwill amortisation	(9)	-	9	0
Net Income	**37**	**16**	**9**	**62**

Balance sheet as of 03/31/2002

Millions of euros	French GAAP	US GAAP Impact	US GAAP
Long-term assets	5,035	(48)	4,987
Current assets	3,758	130	3,888
Total assets	**8,793**	**82**	**8,875**
Shareholder's equity	3,332	(136)	3,196
Minority Interests	176	0	176
Long-term liabilities	2,331	85	2,416
Current liabilities	2,954	133	3,087
Total liabilities and Shareholder's equity	**8,793**	**82**	**8,875**

The accounting principles applied by the Group in the preparation of its financial statements differ in certain points from generally accepted accounting principles in the United States. The impact of these differences is presented in the accompanying tables.

The differences affect the statement of income in the following way.

Accounting for derivatives and hedging operations

In Pechiney's financial statements prepared in accordance with US GAAP:

- derivative instruments (foreign exchange, interest rates, commodities) are recognized in the balance sheet, at fair value;
- the main transactions that meet the criteria set by SFAS 133 are accounted for as hedging operations; other hedging transactions, although efficient from an economic point of view, are not recognized as hedging operations.

As a result, gains and losses resulting from the mark to market of certain hedging instruments are to be recorded in net income or in equity, with no recognition of the inverse effect of the mark to market of the hedged items.

For this reason, the impact of this standard on results varies according to market conditions and is difficult to forecast. The application of SFAS 133 generated a net accounting profit (with no impact on cash flow) of € 16 million in the first quarter of 2002.

Amortization of goodwill

In Pechiney's financial statements prepared in accordance with US GAAP, in compliance with the accounting standard SFAS 142, goodwill is not amortized. As of 2002, it will be regularly tested for impairment generating, if necessary, non-recurring write-downs.

The application of SFAS 142 led to a reduction of € 9 million in amortization in the first quarter of 2002. New impairment tests are being introduced and the process is expected to be completed by the end of 2002 at the latest.

Differences in the balance sheet included the impact of SFAS 133 and SFAS 142 (respectively – € 25 million and + € 12 million in shareholders' equity), and a € 123 million reduction in shareholders' equity due to the different way complementary pension provisions are recorded.

Appendix

PECHINEY

Consolidated Statement of Income

French GAAP

(millions of euros)	Q1 2001	Q1 2002
Net sales	**2,817**	**2,814**
Other operating revenues	43	30
Cost of goods sold (excluding depreciation)	(2,443)	(2,473)
Selling, general and administrative expense	(147)	(153)
Research and development expense	(24)	(24)
Amortisation (excluding goodwill)	(80)	(90)
Earnings from operations	***166***	***104***
Restructuring expense and Long-lived assets writedown	0	(10)
Other (expense) income(*)	8	(6)
Income from operations before goodwill amortisation	**174**	**88**
Financial expense, net	(16)	(11)
Income before income taxes and goodwill amortisation	**158**	**77**
Income tax benefit (expense)	(48)	(28)
Income from consolidated companies before goodwill	**110**	**49**
Equity in net earnings of affiliates	1	1
Minority interests	(9)	(4)
Net Income before goodwill	**102**	**46**
Goodwill amortisation	(6)	(9)
Net Income	**96**	**37**
Net income per common share "A" (euros) (**)	**1.20**	**0.47**

(*) Including in 2001, a non recurring income of € 20 million after taxes.
(**) Computed on the average number of "A" and "B" shares, i.e. 78,702,945 for the first quarter 2002 (excluding treasury shares).

Adjusted Net Income per share Calculation		
- Adjusted net income (***)	91	49
- Adjusted Net Income per share (€)	1.15	0.62

(***)Published net income per share restated to reflect the impact, after taxes, of restructuring expense and other (expense) income.

Consolidated Statement of Cash Flow

(millions of euros)	Q1 2001	Q1 2002
Resources from Operations	**207**	**162**
Change in working capital requirements	(32)	89
Utilisation of provisions and other	14	17
Cash provided by Operations	**189**	**268**
Capital expenditures	(95)	(94)
Financial investments	(14)	(24)
Divestitures and other	36	4
Net Cash-flow	**116**	**154**
Dividends paid	-	-
Purchase of treasury shares	-	-
Increase in capital	-	35
Increase (decrease) in Cash	**116**	**189**

Appendix

PECHINEY

Consolidated Statement of Income

French GAAP

(millions of euros)	2001 Q1	2001 Q2	2001 Q3	2001 Q4	2002 Q1	2002 Q2	2002 Q3	2002 Q4
Net sales	2,817	2,806	2,752	2,679	2,814			
Other operating revenues	43	38	29	40	30			
Cost of goods sold (excluding depreciation)	(2,443)	(2,448)	(2,393)	(2,331)	(2,473)			
Selling, general and administrative expense	(147)	(150)	(146)	(172)	(153)			
Research and development expense	(24)	(22)	(24)	(27)	(24)			
Amortisation (excluding goodwill)	(80)	(82)	(81)	(85)	(90)			
Earnings from operations	***166***	***142***	***137***	***104***	***104***			
Restructuring expense and Long-lived assets writedowns	0	(7)	(57)	(33)	(10)			
Other (expense) income	8	(14)	42	(24)	(6)			
Income from operations before Goodwill amortisation	**174**	**121**	**122**	**47**	**88**			
Financial expense, net	(16)	(17)	(19)	(16)	(11)			
Income before income taxes and goodwill amortisation	**158**	**104**	**103**	**31**	**77**			
Income tax benefit (expense)	(48)	(27)	(39)	(16)	(28)			
Equity in net earnings of affiliates	1	10	5	8	1			
Minority interests	(9)	(7)	(6)	(6)	(4)			
Goodwill amortisation	(6)	(7)	(7)	(9)	(9)			
Net income	**96**	**73**	**56**	**8**	**37**			

(*) Amortization of goodwill, previously recorded in operating income, is now presented before net income. The 2001 quarterly accounts were therefore restated.

Adjusted Net Income per share Calculation

	2001 Q1	2001 Q2	2001 Q3	2001 Q4	2002 Q1
Adjusted net Income(**)	91	87	66	53	49
Adjusted net Income per share (€)	1.15	1.09	0.84	0.68	0.62

(**)Published net income per share restated to reflect the impact, after taxes, of restructuring expense and other (expense) income.

Earnings from Operations

	2001 Q1	2001 Q2	2001 Q3	2001 Q4	2002 Q1	2002 Q2	2002 Q3	2002 Q4
Primary Aluminium	136	100	115	72	70			
Aluminium Conversion	9	19	4	(9)	5			
Packaging	32	37	32	35	33			
Ferroalloys	1	(4)	(3)	6	(2)			
International Trade	10	11	10	24	19			
Holdings	(22)	(21)	(21)	(24)	(21)			
Total	**166**	**142**	**137**	**104**	**104**			
EBITDA (***)	**246**	**224**	**218**	**189**	**194**			
Consolidated primary Aluminium Prod. (kt)	197	200	202	221	215			
Realised average LME price (S/t)(****)	1,550	1,543	1,481	1,373	1,354			
Average euro/U.S. dollar	0.92	0.87	0.89	0.90	0.88			

(***) Earnings from operations before depreciation.
(****) Average actual selling price of a metric ton of primary aluminum (excluding premiums) negotiated by the Group during the period.

Appendix
Consolidated Balance Sheet

French GAAP (millions of euros)	As of 12/31/2001	As of 03/31/2002
ASSETS		
Property, plant and equipment, net	2,997	3,014
Goodwill, net	860	867
Other intangible assets, net	145	136
Investments in equity affiliates	297	298
Long-term investments	141	158
Deferred income taxes	335	306
Other long-term assets	256	256
	5,031	**5,035**
Inventories, net	1,601	1,551
Accounts receivable – Trade	1,466	1,525
Deferred income taxes	60	125
Prepaid expenses	71	93
Other receivables	20	21
Marketable securities	113	134
Cash	321	309
Total current assets	**3,652**	**3,758**
Total assets	**8,683**	**8,793**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholder's equity		
Capital stock		
- Common shares "A"	1,229	1,242
- Preferred shares "B"	16	16
Share premium	767	789
Retained earnings	1,473	1,365
Accumulated other comprehensive (loss) income	50	60
Treasury shares	(140)	(140)
	3,395	**3,332**
Minority interests	**169**	**176**
Long-term liabilities		
Deferred income taxes	173	178
Other long-term liabilities	1,129	1,177
	1,302	**1,355**
Long-term debt	**971**	**976**
Current liabilities		
Accounts payable – Trade	1,504	1,622
Accrued liabilities	375	525
Other payables	18	11
Current portion of long-term debt	37	12
Short-term bank loans	912	784
	2,846	**2,954**
Total liabilities and shareholders' equity	8,683	8,793
Net Debt	1,484	1,319
Shareholder's equity + Minority interests	3,564	3,508
Gearing	0.42	0.38

Appendix

PECHINEY

Consolidated Statement of Income

US GAAP

(millions of euros)	Q1 2001	Q1 2002
Net sales	**2,825**	**2,810**
Other operating revenues	43	30
Cost of goods sold (excluding depreciation)	(2,454)	(2,448)
Selling, general and administrative expense	(147)	(153)
Research and development expense	(24)	(24)
Amortisation (excluding goodwill)	(80)	(90)
Earnings from operations	***163***	***125***
Restructuring expense and Long-lived assets writedowns	0	(10)
Other (expense) income(*)	8	(6)
Income from operations before goodwill amortisation	**171**	**109**
Financial expense, net	(15)	(11)
Income before income taxes and goodwill amortisation	**156**	**98**
Income tax benefit (expense)	(47)	(35)
Income from consolidated companies before goodwill	**109**	**63**
Equity in net earnings of affiliates	(1)	3
Minority interests	(9)	(4)
Net Income before goodwill	**99**	**62**
Goodwill amortisation	(6)	0
Cumulative effect of changes in accounting principles	(11)	-
Net Income	**82**	**62**
Net income per common share "A" (euros) (**)	**1.03**	**0.78**

(*) *Including in 2001, a non recurring income of € 20 million after taxes.*
(**) Computed on the average number of "A" and "B" shares, i.e. 78,702,945 for the first quarter 2002 (excluding treasury shares).

Adjusted Net Income per share Calculation		
- Adjusted net income (***)	77	74
- Adjusted Net Income per share (€)	0.97	0.94

(***) Published net income per share restated to reflect the impact, after taxes, of restructuring expense and other (expense) income

Consolidated Statement of Cash Flow

(millions of euros)	Q1 2001	Q1 2002
Resources from Operations	**204**	**176**
Change in working capital requirements	(13)	59
Utilisation of provisions and other	(2)	33
Cash provided by Operations	**189**	**268**
Capital expenditures	(95)	(94)
Financial investments	(14)	(24)
Divestitures and other	36	4
Net Cash-flow	**116**	**154**
Dividends paid	-	-
Purchase of treasury shares	-	-
Increase in capital	-	35
Increase (decrease) in Cash	**116**	**189**

Appendix
Consolidated Balance Sheet

US GAAP (millions of euros)	As of 12/31/2001	As of 03/31/2002
ASSETS		
Cash	321	309
Marketable securities	113	134
Other receivables	20	21
Prepaid expenses	205	209
Deferred income taxes	69	128
Accounts receivable – Trade	1,444	1,530
Inventories, net	1,601	1,557
Total current assets	**3,773**	**3,888**
Other long-term assets	206	207
Deferred income taxes	339	309
Long-term investments	141	158
Investments in equity affiliates	280	283
Other intangible assets, net	145	136
Goodwill, net	864	880
Property, plant and equipment, net	2,997	3,014
	4,972	**4,987**
Total assets	**8,745**	**8,875**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short term debt		
Short term bank loans	912	784
Current portion of long term debt	37	12
Other payables	15	11
Accrued liabilities	516	570
Accounts payable – Trade	1,505	1,710
	2,985	**3,087**
Other long term liabilities	**81**	**85**
Long term Debt	**971**	**976**
Long term Liabilities		
Other long term liabilities	1,129	1,177
Deferred income taxes	173	178
	1,302	**1,355**
Minority Interests	**169**	**176**
Shareholder's equity		
Treasury shares	(140)	(140)
Accumulated other comprehensive Income (loss)	(65)	(58)
Retained earnings	1,430	1,347
Share premium	767	789
Capital stock		
- Common shares "A"	1,229	1,242
- Preferred shares "B"	16	16
	3,237	3,196
Total liabilities and shareholders' equity	8,745	8,875

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PECHINEY

Date: May 3, 2002

By: 

Name: Olivier Mallet
Title: Chief Financial Officer